SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Navient Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

63938C108

(CUSIP Number)

Canyon Partners, LLC

2000 Avenue of the Stars, 11th Floor

Los Angeles, CA 90067

(310) 272-1000

Attention: Jonathan M. Kaplan

with a copy to:

Alan J. Sinsheimer

C. Andrew Gerlach

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 6 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63938C108	SCHEDULE 13D/A

1	Name of Reporting Person Canyon Capital Advisors LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 25,649,480

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 25,649,480

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Person 25,649,480

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.7%

14	Type of Reporting Person IA

CUSIP No. 63938C108	SCHEDULE 13D/A

1	Name of Reporting Person Mitchell R. Julis

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power -0-

	8	Shared Voting Power 25,649,480

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 25,649,480

11	Aggregate Amount Beneficially Owned by Each Person 25,649,480

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.7%

14	Type of Reporting Person IN

CUSIP No. 63938C108	SCHEDULE 13D/A

1	Name of Reporting Person Joshua S. Friedman

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power -0-

	8	Shared Voting Power 25,649,480

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 25,649,480

11	Aggregate Amount Beneficially Owned by Each Person 25,649,480

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.7%

14	Type of Reporting Person IN

CUSIP No. 63938C108	SCHEDULE 13D/A

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned on April 4, 2018, as amended prior to the date of Amendment No. 5 (as so amended, the “Original Schedule 13D”). This Amendment No. 5 amends the Original Schedule 13D as specifically set forth herein (as so amended, the “Schedule 13D”).

Item 4.             Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended to delete everything other than the first three paragraphs thereof and in place of those deleted paragraphs add the following:

On May 2, 2019, Canyon Partners, LLC, CCA and the Accounts (collectively, “Canyon”) entered into a letter agreement with the Issuer (the “Letter Agreement”), pursuant to which, among other things, the Issuer agreed to appoint Marjorie Bowen and Larry Klane to the Board and to nominate them for election as part of the Issuer’s director slate for the 2019 annual meeting of stockholders and Canyon agreed to vote for that slate, terminate its solicitation of proxies for use at the 2019 annual meeting and abide by certain customary standstill restrictions through the earlier of (i) ten business days prior to the deadline for the submission of a notice of stockholder nomination of individuals for election as directors of the Issuer at its 2020 annual meeting of stockholders and (ii) December 31, 2019.  The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.            Interest in Securities of the Issuer

Item 5(a) of the Original Schedule 13D is hereby amended and restated as follows:

(a)                                                           See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Reporting Persons.  The percentage reported in this Schedule 13D is calculated based upon 239,307,852 shares of Common Stock outstanding as of April 8, 2019, as disclosed in the Issuer’s definitive proxy statement filing on Schedule 14A filed on April 30, 2019.

Item 5(c) of the Original Schedule 13D is hereby amended and restated as follows:

(c)                                                            There have been no transactions by the Reporting Persons in the shares of Common Stock during the past sixty days.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

On May 2, 2019, Canyon and the Issuer entered into the Letter Agreement discussed in Item 4 above.

Item 7.            Materials to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

99.1 Letter Agreement, dated May 2, 2019, by and among Canyon Partners, LLC, CCA, the Accounts and Navient Corporation.

CUSIP No. 63938C108	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 2, 2019

CANYON CAPITAL ADVISORS LLC

/s/ Doug Anderson
Name: Doug Anderson
Title: Chief Compliance Officer

/s/ Mitchell R. Julis
MITCHELL R. JULIS

/s/ Joshua S. Friedman
JOSHUA S. FRIEDMAN